UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 21, 2012

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  A press release dated February 20, 2012 announcing changes in executive management.

Press Relations

STMicroelectronics Announces Changes in Executive Management

Chief Financial Officer Carlo Ferro assigned to ST-Ericsson as Chief Operating Officer; Mario Arlati appointed ST Chief Financial Officer

GENEVA, Feb. 20, 2012 -- STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, today announced that Carlo Ferro has accepted to focus on the turnaround of ST-Ericsson as chief operating officer of the company.

“I have been working closely with Carlo in his role as ST’s chief financial officer for the past six years,” said Carlo Bozotti, ST president and chief executive officer. “I am confident that his knowledge, drive for results and determination will play a fundamental role in the turnaround of ST-Ericsson. I would like to thank him for taking on this important assignment.”

Mario Arlati, ST’s chief accounting officer and head of corporate external reporting, has been appointed chief financial officer while Ferro is assigned to ST-Ericsson.

Investor relations, previously part of the CFO organization, is now under the responsibility of Philippe Lambinet, Corporate Strategy Officer.

About STMicroelectronics

ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power technologies and multimedia convergence applications. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2011, the Company’s net revenues were $9.73 billion. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Group VP, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: February 21, 2012	By:	/s/ MARIO ARLATI

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer